Filed by Renasant Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended And deemes filed pursuant to Rule 14a-12under the Seurities Exchange Act of 1934, as amended

COMBINED COMPANY WITH APPROXIMATELY $25 BILLION IN TOTAL ASSETS FINANCIAL HIGHLIGHTS OF COMBINED COMPANY AT CLOSING 301 LOCATIONS Q TheFirst 1116 LOCATIONS : • \ • jl .•. ‘ 185 LOCATIONS I RENASANT MORE THAN 3,300 EMPLOYEES ACROSS THE SOUTHEAST. TOGETHER, ONE TEAM.

DEPOSITS BY STATE FL LA 3% 10% MS 39% AL 14% +—GA 32% GA 29% $6.6 BILLION $14.3 BILLION $20.9 BILLION IN IN DEPOSITS IN DEPOSITS TOTAL DEPOSITS MORE THAN 100 YEARS OF COMBINED BANKING EXPERIENCE. • • I~ CHECKING SAVINGS LOANS MORTGAGE WEALTH Source: Combined company data as of June 30,2024. Demographic data as of June 30,2024. Deposit data as of June 30,2024. Excludes impact of divestitures and purchase accounting adjustments. North Carolina and South Carolina are mortgage lending offices only.

FREQUENTLY ASKED QUESTIONS WHAT IS HAPPENING BETWEEN THE FIRST BANK AND RENASANT BANK? On July 29, 2024, Renasant Bank and The First Bank announced the signing of a definitive agreement to grow the financial institution, offer additional banking resources to customers and provide strong returns for shareholders. The combined company will be under the Renasant brand. WHO IS RENASANT? Renasant is a 120-year-old financial institution founded in 1904 as a $100,000 bank in Lee County, Mississippi. Today, Renasant has assets of approximately $17.5 billion and operates 185 banking, lending, mortgage and wealth management offices throughout the states of Mississippi, Alabama, Georgia, Tennessee and Florida. As of the second quarter of 2024, Renasant had over $14.3 billion in total deposits and more than $12.6 billion in total loans. Renasant’s common stock is traded on the New York Stock Exchange under the symbol, RNST. For more information, visit their website: renasantbank.com. WHAT IS THE TIMELINE? Renasant and The First have signed a definitive agreement, which outlines the material terms and conditions of the merger. In the coming months, we will work with regulators and other officials to finalize the consolidation of our institutions. We are targeting the closing of the merger for the first half of 2025, subject to customary regulatory and shareholder approvals. IF THE FIRST CUSTOMERS WANT MORE INFORMATION, WHERE SHOULD I REFER THEM? If you interact with The First customers who have specific questions, please refer them to the following website: thefirstbank.com/news. HOW AND WHEN WILL INFORMATION BE COMMUNICATED TO THE FIRST CUSTOMERS? Communication will be provided to The First customers throughout the entire process that will keep them informed. IF THE FIRST EMPLOYEES HAVE QUESTIONS, WHO SHOULD THEY TALK TO? We are committed to making this transition as seamless as possible for our employees. You can submit your questions to Member® communications@thefirstbank.com, and the appropriate person will reach out with an answer to your question. FDIC LENDER THE FIRST BANK NM LS # 408229

IMPORTANT ADDITIONAL INFORMATION In connection with the proposed transaction, Renasant Corporation (“Renasant”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”). which will contain a joint proxy statement of Renasant and The First Bancshares, Inc. (“The First”) and a prospectus of Renasant (the “joint proxy statement/prospectus”), and each of Renasant and The First may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY RENASANT AND THE FIRST, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, THE FIRST AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Renasant and The First shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Renasant and The First, free of charge from Renasant or The First or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, at www.renasant.com, by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents filed by The First with the SEC may be obtained free of charge at The First’s website, at www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary. PARTICIPANTS IN THE SOLICITATION Renasant and The First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant or The First in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by Renasant with the SEC.Information about The First’s directors and executive officers is available in The First’s proxy statement dated April10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by The First with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or The First as indicated above. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and The First, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27 A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and The First management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and The First. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, Renasant’s or the combined company’s future financial performance, asset quality, liquidity, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in Renasant’s business or financial results. Renasant and The First caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and The First; the outcome of any legal proceedings that may be instituted against Renasant or The First; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and The First do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; and other factors that may affect future results of Renasant, The First and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31,2023, The First’s Annual Report on Form 10-K for the year ended December 31,2023, and in other documents Renasant and The First file with the SEC, which are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or The First’s underlying assumptions prove to be incorrect, actual results may differ materially from what Renasant and The First anticipate. Renasant and The First caution readers notto place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor The First assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.